SECI 18000716

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~66533~~ 66553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY PARK PLACE, SUITE 380
(No. and Street)

BIRMINGHAM (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA BOUDREAUX (225) 231-5011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POSTLETHWAITE & NETTERVILLE
(Name – *if individual, state last, first, middle name*)

8550 UNITED PLAZA, SUITE 1001 (Address) BATON ROUGE (City) LA (State) 70809 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Boudreaux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNBB CAPITAL MARKETS, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public
Allen David, LA Notary ID 66765

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNBB Capital Markets, LLC

Financial Statements

December 31, 2017

FNBB Capital Markets, LLC

Financial Statements

December 31, 2017

Table of Contents

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FNBB Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FNBB Capital Markets, LLC (the Company) as of December 31, 2017 and 2016, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of FNBB Capital Markets, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FNBB Capital Markets, LLC's management. Our responsibility is to express an opinion on FNBB Capital Markets, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FNBB Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Postlethwaite & Netterville

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination for Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination for Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as FNBB Capital Markets, LLC's auditor since 2008.

Baton Rouge, Louisiana
February 9, 2018

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
Cash and cash equivalents	$ 1,050,374	$ 909,616
Restricted cash	16,694	16,682
Commissions receivables	152,542	81,799
Prepaid expenses	41,254	44,018
Other assets	67,500	97,500
Total Assets	$ 1,328,364	$ 1,149,615

LIABILITIES AND MEMBER'S EQUITY

	2017	2016
LIABILITIES		
Due to affiliates (Note 3)	$ 154,638	$ 124,377
Commissions payable	83,733	26,121
Accrued employee benefits (Note 4)	34,372	42,739
Total Liabilities	272,743	193,237
MEMBER'S EQUITY		
Contributed capital	690,000	690,000
Accumulated equity	365,621	266,378
Total Member's Equity	1,055,621	956,378
Total Liabilities and Member's Equity	$ 1,328,364	$ 1,149,615

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES:		
Interest income	$ 10,027	$ 9,565
Commissions and fees on:		
Securities	237,840	293,123
Investment advisory	7,504	-
Investment company shares	478,383	430,254
Insurance	305,438	280,683
Total revenues	1,039,192	1,013,625
EXPENSES:		
Salaries and employee benefits	261,024	348,630
Commissions	413,858	374,513
Other general and administrative expenses	171,897	110,644
Licenses and fees	41,615	42,171
Accounting and auditing fees	23,900	22,750
Consulting fees	20,315	19,388
Depreciation expense	-	567
Total expenses	932,609	918,663
Income before income taxes	106,583	94,962
Income tax expense	7,340	29,770
Net income	$ 99,243	$ 65,192

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Contributed Capital	Accumulated Equity	Total
Balance, January 1, 2016	$ 690,000	$ 701,186	$ 1,391,186
Net income		65,192	65,192
Distribution		(500,000)	(500,000)
Balance, December 31, 2016	690,000	266,378	956,378
Net income		99,243	99,243
Distribution		-	-
Balance, December 31, 2017	$ 690,000	$ 365,621	$ 1,055,621

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2017 AND 2016

Liabilities subordinated to claims of general creditors at January 1, 2016	$ -
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at December 31, 2016	-
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at December 31, 2017	$ -

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 99,243	$ 65,192
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	-	567
Changes in operating assets and liabilities:		
Securities purchased under agreements to resell	-	100,595
Commissions receivable	(70,743)	2,159
Prepaid expenses	2,764	1,526
Other assets	30,000	30,000
Commissions payable	57,612	176
Accrued employed benefits	(8,367)	24,143
Due to affiliates	30,261	25,979
Net cash provided by operating activities	140,770	250,337
CASH FLOWS FROM INVESTING ACTIVITIES		
Restricted cash	(12)	-
Net cash used in investing activities	(12)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to holding company	-	(500,000)
Net cash used in financing activitivies	-	(500,000)
NET INCREASE/ (DECREASE) IN CASH	140,758	(249,663)
Cash, beginning of year	909,616	1,159,279
Cash, end of year	$ 1,050,374	$ 909,616

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

FNBB Capital Markets, LLC (the "Company") is a Financial Industry Regulatory Authority (FINRA) registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Effective July 28, 2005, in order to allow the Company to offer expanded services to member banks of First National Bankers Bank (FNBB) due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to First National Bankers' Bankshares, Inc. (the "Parent" or "FNBB, Inc."), and coincident therewith, the Parent became the sole member of the Company. The Company is a wholly owned subsidiary of the Parent. The Company was approved by FINRA in December 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to introduce customer accounts and accept customer funds and securities. The Company also began executing contracts with registered representatives and brokers for the sale of these products.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days at the time of origination to be cash equivalents.

Restricted Cash

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement, discussed above, that is considered to be restricted.

Securities purchased under agreements to resell

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Furniture and Equipment, Net

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 3-10 years. All furniture and equipment is fully depreciated at December 31, 2017 and 2016.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Commissions

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Administrative Service Fees

Administrative service fees consist of fee income earned on the sale of retirement products consisting of mutual fund investments based on specified percentages of the net asset values for each fund at the end of each quarter.

In 2017, the company reinstated its Registered Investment Advisory registration. Income from certain retirement products will be classified as advisory fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income tax under applicable guidance contained in the Accounting Standards Codification (ASC). Accordingly, the Company also applies this guidance pursuant to the tax sharing agreement described in Note 3. Pursuant to the applicable ASC, an asset liability approach requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statement or tax returns. In estimating future tax consequences, applicable guidance contained in the accounting standards generally considers all expected future events other than enactments of changes in tax law or rates. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized based on the rates expected to apply when these assets or liabilities are expected to be realized or settled. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. In management's judgment, the Company does not have any tax positions that would result in a loss contingency considering the facts, circumstances, and information available at the reporting date.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from brokers consist of commissions and fees earned on the sale of retirement products, insurance and general securities.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement, carrier statements or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2017 and 2016, all commissions were considered collectible and no allowances was necessary.

NOTES TO FINANCIAL STATEMENTS

2. Other Assets

At December 31, 2017 and 2016, the Company has other assets recorded of $67,500 and $97,500, respectively, related to payments to certain employees in consideration of their employment with the Company. These amounts are forgivable loans which are interest bearing and are forgiven ratably over a range of five years. Annual amortization expense during each of the years ended December 31, 2017 and 2016 was $30,000.

3. Income taxes

Pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2017 and 2016, the income tax expense recorded of $7,340 and $29,770 respectively, is classified as current in the accompanying statements of income. In accordance with the terms of the Agreement, the Parent made estimated tax payments to the Company for the estimated tax expense during 2017 and 2016 totaling $7,400 and $5,500 respectively. Accordingly, the difference between the actual recorded income tax expense and the estimated tax payments received is included in amounts due to affiliates in the accompanying statements of financial condition. Amounts due to affiliates relating to income tax totaled $154,638 and $124,377 as of December 31, 2017 and 2016, respectively.

4. Related party transactions

The Company operates in facilities that are owned by the Parent. During 2017 and 2016, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $760,881 and $765,970, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were allocated to the Company by the Company's Parent in 2017 and 2016. The Company has amounts due to the Parent at December 31, 2017 and 2016, of $189,010 and $167,116 respectively, relating to income taxes (see Note 3) and salaries and employee benefits expenses.

5. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (SEC Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2017, the Company had net capital of $912,430, which was $862,430 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $272,743 at December 31, 2017. The Company's ratio of aggregate indebtedness to net capital ratio was .30 to 1 at December 31, 2017.

5. Regulatory requirements continued

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $100,000.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

6. Contingencies

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

7. Accounting standard changes

Effective January 1, 2018, the Company is subject to Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. The pronouncement provides clarification of revenue recognition requirements with regard to contracts within the scope of the standard and provides more useful information to financial statement users through improved disclosure requirements. No changes in the Company's current accounting policies are anticipated as a result of the pronouncement, and implementation of the standard is not expected to have a material impact on the Company's financial statements.

8. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 9, 2018 and determined no subsequent events that require disclosure have occurred as of this date.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2017

NET CAPITAL		
Total member's equity	$	1,055,621
Less nonallowable assets:		
Limited commissions receivable		(34,437)
Prepaid expenses		(41,254)
Other assets		(67,500)
NET CAPITAL	$	912,430
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
EXCESS NET CAPITAL	$	862,430
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	272,743
Less nonallowable liabilities:		
Deferred income taxes payable		-
AGGREGATE INDEBTEDNESS	$	272,743
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.3 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See report of independent registered public accounting firm on supplemental information.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

Schedule II

Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3

December 31, 2017

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

Schedule III

Information for Possession or Control Requirements
Under SEC Rule 15c3-3

December 31, 2017

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste 1001 - Baton Rouge, LA 70809
225-922-4600 Phone - 225-922-4611 Fax

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FNBB Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FNBB Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FNBB Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) FNBB Capital Markets, LLC stated that FNBB Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FNBB Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FNBB Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 9, 2018

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

Exemption Report

FNBB Capital Markets, LLC (the "Company") is a registered broker-dealer subject to SEC Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

FNBB Capital Markets, LLC

I, Laura Boudreaux, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Laura Boudreaux

Title: Chief Compliance Officer and FINOPS

February 9, 2018